November 27, 2013

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Re:	City National Rochdale Funds (Formerly CNI Charter Funds) (the “Trust” or “Registrant”) File No. 333-191583

Ladies and Gentlemen:

We act as “independent legal counsel” within the meaning of Rule 0-1(a)(6)(i) under the Investment Company Act of 1940 to the trustees of the Trust who are not interested persons of the Trust (the “Independent Trustees”).  We understand that during a telephone conversation with representatives of Bingham McCutchen LLP, which serves as counsel to the Trust, Christian Sandoe and Cindy Rose of the SEC staff (the “Staff”) provided comments regarding Pre-Effective Amendment No. 2 to the Registrant’s Form N-14 registration statement (the “N-14”), as filed on November 12, 2013.  The N-14 concerns the proposed reorganization of the City National Rochdale Diversified Equity Fund series of the Registrant (the “Target Fund”) into the City National Rochdale U.S. Core Equity Fund series of the Registrant (the “Acquiring Fund”).

We understand that the Staff requested that we, in our role as independent legal counsel to the Independent Trustees, confirm that the Independent Trustees determined that the reorganization is in the best interest of the Target Fund’s shareholders and describe the factors considered by the Independent Trustees in making this determination.  This letter summarizes our response to the Staff’s request.

Presentations to the Board Regarding the Reorganization:  The Board, including the Independent Trustees, considered the proposed reorganization over the course of several Board and Board committee meetings.  City National Rochdale LLC, the investment adviser to the Target Fund and Acquiring Fund (the “Adviser”), had an introductory discussion of the proposed reorganization with the Board at an in-person meeting on August 15, 2013.  The proposed reorganization was discussed in greater detail at an in-person meeting of the Board’s Investment Committee on August 28th, and during a special telephonic meeting of the Board on September 17th.1    The materials provided to the Board for the special telephonic meeting on September 17th included, among other things: (i) a memorandum from Dechert LLP which described the relevant legal standards for the Board’s consideration of the proposed reorganization; and (ii) a memorandum from the Adviser that provided an overview of the Target Fund and the Acquiring Fund, discussed the reasons for the proposed reorganization, summarized management’s view as to why the reorganization was advisable and described the anticipated tax impact of the reorganization on Target Fund shareholders.  We note that prior to the September 17th meeting, we met with the Board in executive session to discuss matters related to the proposed reorganization.

1	All Independent Trustees were in attendance at each of these meetings. One Independent Trustee participated in the August 28th meeting of the Investment Committee by teleconference.

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The materials from the Adviser indicated that the Adviser recommended the proposed reorganization for the following reasons, among others:

•
The Adviser does not expect significant in-flows to the Target Fund and has concluded that the Target Fund has limited prospects for future growth.  Accordingly, the Adviser anticipated that absent the reorganization, the total operating expenses of the Target Fund would increase as fixed costs would be spread over a shrinking asset base.

•	The proposed reorganization is expected to provide enhanced opportunities for the Target Fund to realize greater economies of scale, including the potential for lower expense ratios.

•	Target Fund shareholders would pay lower management fees and lower gross and net total operating expenses following consummation of the reorganization.

•
The Acquiring Fund’s and Target Fund’s investment objectives, policies and strategies are substantially similar and, accordingly, the reorganization will provide shareholders of the Target Fund with the continued opportunity to utilize the services of the Adviser as manager of their equity portfolios.

Board Considerations:  As outlined in the N-14 and Bingham’s response letter to the Staff dated November 19, 2013, in approving the reorganization, the Board considered several different factors.  We call your attention to the following factors considered by the Board:

•	The assets of the Target Fund are small ($47.7 million as of June 30, 2013) and its prospects for further growth are not good.

•
The shareholders of the Target Fund will incur transaction and tax costs in connection with the sale of all of its investment portfolio prior to its reorganization.  However, similar costs would be incurred in connection with the liquidation of the Target Fund.

•
The Acquiring Fund and the Target Fund are managed by the same investment adviser.  Furthermore, the other services and privileges available to the shareholders of the Acquiring Fund will be the same as those available to Target Fund shareholders.

•
The Adviser will bear the costs of the reorganization other than transaction costs associated with the sale of the Target Fund’s investment portfolio, including legal, accounting and transfer agent costs.

We also note that the Board considered that shareholders of the Target Fund would be free to vote against the proposed reorganization and/or redeem their Target Fund shares at any time prior to the effective date of the reorganization.

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Board Consideration of Benefits of Reorganization: The Board considered the potential benefits of the reorganization to each Fund’s shareholders based on the materials and information provided to them and discussions with the Adviser at the Board and committee meetings described above.  The Board also considered in particular the Adviser’s representation that, although shareholders of the Target Fund will incur transaction and tax costs in connection with the sale of all of its investment portfolio prior to its reorganization, similar costs would be incurred in connection with the liquidation of the Target Fund.  The Board also considered the Adviser’s representation that the Acquiring Fund’s investment advisory fee will be lower than the Target Fund’s advisory fee and certain operating expenses would be shared across a larger pool of assets as a result of the organization, and as a result it was expected that Target Fund shareholders would bear lower expense ratios as shareholders of the Acquiring Fund.

Board Findings Regarding the Reorganization.  The resolutions of the Board reflected in the minutes of the September 17th meeting indicate that in connection with their consideration of the Target Fund’s participation in the proposed reorganization, the Board, among other things: (i) reviewed the terms of the proposed reorganization as set forth in the proposed Agreement and Plan of Reorganization and the N-14; (ii) considered the expense ratios and the fees and expenses of the Target Fund and Acquiring Fund; (iii) considered various factors, including (a) the potential benefits of the reorganization to shareholders of the Target Fund, (b) the investment objective of the Target Fund, (c) the terms and conditions of the reorganization, and (d) any direct or indirect costs to be incurred by the Target Fund and its shareholders; and (iv) determined on the basis of the information presented that the reorganization would be in the best interests of the Target Fund and its shareholders and that the consummation of the proposed reorganization would not result in the dilution of the current interests of the Target Fund’s shareholders.  We note that the Board made a similar set of findings with respect to the Acquiring Fund’s participation in the proposed reorganization.

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We believe that the foregoing has been responsive to the Staff’s request.  We note that the provision of information responsive to the Staff’s request is not to be construed in any manner as a waiver of any privilege or right that otherwise would be available to the Independent Trustees.  Please call the undersigned at (949) 442-6051 or Robert A. Robertson at (949) 442-6037 if you wish to discuss this correspondence further.

Sincerely,

/s/ Kevin F. Cahill

Kevin F. Cahill

cc:	Robert A. Robertson
Dechert LLP